FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

January 9, 2003

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP ANNOUNCES 2002 SALES
Food Lion Streamlines Operations

BRUSSELS, Belgium, January 9, 2003 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, today reported sales of EUR 20.7 billion in 2002, a decrease of 3.3%, primarily because of the weakening of the U.S. dollar by 5.3% compared to 2001. In 2002, Delhaize America’s sales in dollars grew 0.9% on a comparable store sales decrease of 1.0% for the full year. Full year sales growth in Europe and Asia exceeded 7%. Delhaize Group also announced the closing of 42 underperforming stores in the U.S. and the streamlining of the support structure of its largest U.S. banner, Food Lion.

Sales

In 2002, Delhaize Group achieved sales of EUR 20.7 billion compared to EUR 21.4 billion the prior year. The decrease is primarily due to the weakening of the U.S. dollar, weak sales at Food Lion and Kash n’ Karry and the closing of Super Discount Markets in the fourth quarter of 2001. In the fourth quarter of 2002, sales of Delhaize Group amounted to EUR 5.0 billion, a decline of 8.4% compared to 2001. This reduction was significantly impacted by a sharp weakening of the U.S. dollar by 10.4% compared to the euro.

Organic sales growth of Delhaize Group was 2.1% in 2002 and 0.4% in the fourth quarter of 2002. At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores, an increase of 76 stores (+3.1%) compared to the previous year. Total net selling area rose by 2.8% to 5.2 million square meters.

“Sales growth is a key priority of Delhaize Group. All our banners are taking in-depth operational initiatives to strengthen their store formats and accelerate their top line growth,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We are pleased that sales declines have moderated at Food Lion in the second half of the fourth quarter and that we’ve had strong sales throughout the quarter in our Belgian and Greek operations.”

Streamlining Food Lion Operations

To protect Food Lion’s future profitability and to strengthen its competitive position through low price leadership in the current challenging retail environment, 41 underperforming stores will be closed by January 31, 2003 (additionally, 1 Kash n’ Karry store will be closed). Food Lion will implement additional cost saving initiatives by streamlining and optimizing the functioning of its support structure.

“This pro-active cost reduction initiative represents a commitment to run an even more efficient operation”, said Rick Anicetti, President and Chief Executive Officer of Food Lion. “The decision to close these under-performing stores and streamline the support structure will provide Food Lion with a healthier, more productive store base and the resources to defend our price position in order to grow sales.”

The 42 store closings and the streamlining of the Food Lion support structure will have a positive impact on the ongoing operational results of Delhaize Group. Exceptional pre-tax expenses in the range of USD 45-55 million will be recorded in the first quarter of 2003 as a result of these actions.

2003 Outlook on Store Openings and Capital Expenditure

Delhaize Group plans to increase its sales network in 2003 by 97 stores (+3.8%) net to a total of 2,617 outlets. For 2003, Delhaize Group plans capital expenditure of approximately EUR 600 million, including USD 450 million for the U.S. operations of the Group (translated into EUR at the current exchange rate of 1 EUR = 1.04 USD).

GEOGRAPHICAL OVERVIEW

United States

In 2002, the contribution of Delhaize America to the sales of Delhaize Group was USD 15.0 billion (EUR 15.9 billion), an increase of 0.9% over 2001. Comparable store sales declined by 1.0% in 2002, at the better end of the previously announced guidance. While sales evolved favorably during 2002 at Hannaford, the two other U.S. banners of Delhaize Group, Food Lion and Kash n’ Karry, posted weak sales.

In the fourth quarter of 2002, the sales contribution of Delhaize America stood at USD 3.7 billion (EUR 3.7 billion), a decline of 0.9% compared to 2001. Comparable store sales for the fourth quarter decreased by 2.4%. U.S. sales continued to be soft throughout the fourth quarter of 2002, but trends were somewhat stronger in December.

In 2002, Delhaize America increased the total net selling area by 2.5% to 45.9 million square feet (4.3 million square meters), finishing the year with 1,485 supermarkets. During 2002, Delhaize America opened 41 new stores, including 8 relocated stores and closed 7 stores, resulting in a net increase of 26 stores. In addition, Delhaize America remodeled and expanded 125 supermarkets.

In 2003, Delhaize America expects to open 52 new supermarkets, including 5 relocated stores, and 46 stores will be closed (included the 42 indicated above), resulting in a net increase of one store to a total number at the end of 2003 of 1,486 stores. Approximately 82 stores will be remodeled or expanded. The total net selling area is expected to grow in 2003 by approximately 0.4%.

Europe

Delhaize Belgium posted sales of EUR 3.4 billion in 2002, an increase of 6.5% over 2001. Comparable store sales grew by 3.7% thanks to the continued success of the new commercial policy and successful sales initiatives. In the fourth quarter of 2002, sales increased by 8.5% to EUR 921.8 million. The fourth quarter 2002 comparable store sales rose by 5.2% (7.1% adjusted for comparable selling days).

In 2002, Delhaize Belgium increased its market share from 24.6% to approximately 24.8% (source: A.C. Nielsen). The Belgian sales network was extended by 32 stores to 707 at the end of 2002. The total net selling area grew by 3.5%. In 2003, the sales network of Delhaize Belgium is expected to be enlarged by 62 stores.

In 2002, sales in the Central and Southern European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 7.1% to EUR 1.2 billion. During the fourth quarter of 2002, sales in these European operations of Delhaize Group amounted to EUR 320.3 million, 3.3% more than the comparable quarter in 2001, primarily thanks to the strong sales momentum at Alfa-Beta in Greece.

In 2002, Delhaize Group increased the number of stores operated in its Central and Southern European operations by one to a total of 225 stores. Of these 104 are located in Greece, 93 in the Czech Republic, 16 in Slovakia and 12 in Romania. The total net selling area grew by 1.1%. In 2003, the sales network will be extended by 10 stores. This will bring the total to 235 stores in the Central and Southern European operations of Delhaize Group.

Asia

In 2002, the contribution of the Asian operations to Delhaize Group’s sales amounted to EUR 218.2 million, an increase of 16.7% versus the prior year. The sales in the fourth quarter of 2002 rose by 7.7% to EUR 57.5 million. In 2002, the Asian sales network of Delhaize Group was extended by 16 supermarkets to a total of 103 supermarkets, passing the 100 stores mark. Thirty-four of the 103 supermarkets are located in Thailand, 34 in Indonesia and 35 in Singapore. The total net selling area was enlarged by 20.7%. In 2003, Delhaize Group expects to increase its sales network in Asia by 24 supermarkets to a total of 127 stores.

FINANCIAL CALENDAR

•	Press release — 2002 results	March 13, 2003
•	Press release — 2003 first quarter results	May 8, 2003
•	Annual Shareholders’ Meeting	May 22, 2003
•	Press release — 2003 second quarter results	August 1, 2003
•	Press release — 2003 third quarter results	November 6, 2003

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

DEFINITIONS

—	Comparable store sales: sales from the same stores, including relocations and expansions

—	Net selling area: selling area, excluding storage area. Net selling area = approximately 84% of gross selling area

—	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates

—	Outstanding shares: the number of shares issued by the Company, including treasury shares. As of December 31, 2002, the number of outstanding shares was 92,392,704. At that moment, Delhaize Group owned 335,304 treasury shares.

—	Weighed average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor. The average number of shares (excluding the treasury shares) for 2002 is 92,068,177 and for the fourth quarter of 2002 is 92,057,672.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Geographical Sales Contribution (in millions) (unaudited)

Fourth Quarter 2002					Year 2002

4th Q 2002	4th Q 2001	2002/2001			2002	2001	2002 /2001

3,719.8	3,796.9	-2.0%	United States(1)	USD	15,019.6	15,140.7	-0.8%
3,719.8	3,755.1	-0.9%	of which Delhaize America		15,019.6	14,890.9	+0.9%
921.8	849.6	+8.5%	Belgium	EUR	3,422.1	3,212.9	+6.5%
320.3	310.1	+3.3%	Other Europe(2)	EUR	1,168.5	1,091.0	+7.1%
57.5	53.4	+7.7%	Asia (3)	EUR	218.2	187.0	+16.7%

4,991.7	5,452.3	-8.4% %	TOTAL	EUR	20,692.9	21,395.9	-3.3%

(1)	Average exchange rate fourth quarter 2002: 1 EUR = 0.9994 USD (average exchange rate fourth quarter 2001: 1 EUR = 0.8959 USD). The sales of Delhaize America are in Belgian GAAP. Average exchange rate 2002: 1 EUR = 0.9456 USD (average exchange rate 2001: 1 EUR = 0.8956 USD). Super Discount Markets is consolidated until November 12, 2001.

(2)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

(3)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Pro-forma(1) Geographical Sales Contribution (in millions) (unaudited)

Fourth Quarter 2002					Year 2002

4th Q 2002	4th Q 2001	2002/2001			2002	2001	2002 /2001

3,719.8	3,755.1	-0.9%	United States(2)	USD	15,019.6	14,890.9	+0.9%
3,719.8	3,755.1	-0.9%	of which Delhaize America		15,019.6	14,890.9	+0.9%
921.8	849.6	+8.5%	Belgium	EUR	3,422.1	3,212.9	+6.5%
320.3	310.1	+3.3%	Other Europe(3)	EUR	1,168.5	1,091.0	+7.1%
57.5	53.4	+7.7%	Asia(4)	EUR	218.2	187.0	+16.7%

4,991.7	5,405.7	-7.7%	TOTAL	EUR	20,692.9	21,117.1	-2.0%

(1)	2001 sales figures (fourth quarter or full year) of Delhaize Group adjusted on a pro-forma basis to deconsolidate Super Discount Markets from January 1, 2001.

(2)	Average exchange rate fourth quarter 2002: 1 EUR = 0.9994 USD (fourth quarter 2001: 1 EUR = 0.8959 USD). The sales of Delhaize America are in Belgian GAAP. Average exchange rate 2002: 1 EUR = 0.9456 USD (2001: 1 EUR = 0.8956 USD).

(3)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).

(4)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Number of Stores

	End of 2002	Change 4th Q 2002	End of 3rd Q 2002	End of 2001	End of 2003 Planned

United States	1,485	+10	1,475	1,459	1,486
Belgium	707	+9	698	675	769
Greece(1)	104	+1	103	104	108
Czech Republic	93	+1	92	94	97
Slovakia	16	—	16	16	14
Romania	12	+1	11	10	16
Thailand	34	—	34	26	42
Indonesia	34	+1	33	29	46
Singapore	35	+2	33	31	39

TOTAL	2,520	+24	2,495	2,444	2,617

(1)	Excluding ENA-franchised stores.

Selling area(1)

	End of 2002	End of 2001	2002/2001

United States	4,266,070	4,160,925	+2.5%
Belgium	556,603	537,916	+3.5%
Greece(2)	146,106	145,984	+0.1%
Czech Republic and Slovakia	102,549	101,923	+0.6%
Romania	9,313	7,223	+28.9%
Thailand	36,385	26,170	+39.0%
Indonesia	27,685	24,028	+15.2%
Singapore	27,889	26,017	+7.2%

TOTAL	5,172,600	5,030,186	+2.8%

(1)	Net selling area in stores (excl. storage area) in square meters (1 square foot = 0.0929 square meter).

(2)	Excluding ENA-franchised stores.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	January 9, 2003	By:	/s/ Michael R. Waller

Michael R. Waller Senior Vice President